

03017252

GEHL®

Gehl Company Annual Report 2002

Advancing Strategies
In Tough Economic Times



P.E. 12-31-02
MAR 14 2003

Introduced New Products ☑
Enhanced Existing Products ☑
Improved Manufacturing Efficiency ☑
Consolidated Facilities ☑
Added Engineering/R&D Resources ☑
Created New Manufacturing Relationships ☑
Moved to Direct European Distribution ☑



PROCESSED
MAR 18 2003

GEHL

Focusing on Compact Equipment Distribution

Gehl Company manufactures and distributes compact equipment used worldwide in construction and agricultural equipment markets. Compact track loaders and all-wheel-steer loaders were added to the Company's diversified line of construction equipment that already included skid loaders, telescopic handlers, pavers, compact excavators and mini-loaders. Maximizing the use of its multiple distribution channels, the Company offered additional products to both Gehl and Mustang dealers. Gehl Agriculture dealers expanded their role as rural equipment centers with the addition of construction equipment to their comprehensive product line of equipment for haymaking, forage harvesting, feed making, manure handling and materials handling. Complementing the expanded equipment product line, Compact Equipment Attachments, Inc., has broadened the range of attachments available for all brands of compact equipment.


ceattachmentsinc.

About the cover: Despite poor economic conditions in our product markets, Gehl Company accomplished several long-term strategic objectives while remaining profitable in 2002.

GEHL®

Year 2002 Financial Results At A Glance

Dollars in Thousands, Except Per Share Data	2002	2001	% Increase (Decrease)
For the Year			
Net sales	**$232,565**	$240,394	(3)%
Income from operations	**5,157**	8,943	(42)%
Net income	**1,043***	2,305*	(55)%
Year-end			
Accounts receivable-net	**$ 97,627**	$ 90,714	8%
Total assets	**226,069**	237,409	(5)%
Total debt	**57,914**	64,398	(10)%
Working capital	**103,380**	107,458	(4)%
Shareholders' equity	**96,138**	100,021	(4)%
Per share			
Diluted net income	**$ .19***	$ .42*	(55)%
Basic net income	**.19***	.43*	(56)%
Book value**	**17.89**	18.66	(4)%

**Includes non-recurring after-tax charges totaling $.6 million and $3.1 million, or $.11 and $.57 per share in 2002 and 2001, respectively.*

***Shares outstanding at year-end: 2002–5,373,650; 2001–5,359,721.*

Forward-Looking Statement Notice

Please see the note on page 17 of this Report regarding "Forward-Looking Statements."

Table of Contents .... Page

Letter to Shareholders


Total Sales
By Distribution Segment
58%
42%
Construction Equipment
Agricultural Equipment

Dear Shareholders:

The Company's 2002 performance was adversely affected by the general slowdown in the U.S. economy. At the beginning of the year, there was some expectation that the level of activity in our agricultural and construction markets would begin to accelerate in the second half of the year. That did not happen. Consequently, 2002 total net sales of $233 million were slightly below 2001 net sales of $240 million, a decline of 3%.

Net income was reduced by approximately 55%, from $2.3 million in 2001 to $1.0 million in 2002. While these results are disappointing, the Company remained profitable despite the weakest market conditions we have experienced since 1991 and 1992. On an encouraging note, cash flow from operations of nearly $17 million was positive for the first time since 1999, and we gained share in the very competitive skid steer loader market. While equipment sales and profits were down, the Company continued to take actions to reduce working capital, generate cash, and pay down debt.

Manufacturing Rationalization. The management team executed its plan to strategically rationalize the Company's manufacturing structure to reduce costs in the face of declining markets. Two of the Company's five manufacturing plants, Owatonna, Minnesota and Lebanon, Pennsylvania, were closed on schedule. The Mustang skid steer loader production from Owatonna was consolidated into our recently expanded Madison, South Dakota skid steer loader plant. By combining the production of all Gehl and Mustang skid steer loaders under one roof, the Company has been able to advance a common platform strategy creating efficiencies in design, purchased components and manufacturing processes. Agricultural products from our Lebanon facility were outsourced to local Wisconsin manufacturers to reduce costs and working capital requirements, improve margins, expand the product lines, and increase flexibility as commodity price fluctuations, government subsidies, and weather-related events continue to impact our agricultural equipment markets. As a result of the plant closings and other reduction-in-force programs, total employment was reduced in 2002 by nearly 30%. Through these actions, the Company's manufacturing base has become leaner and more efficient, providing opportunities for profitable future growth when our markets improve.

Board of Directors (l to r):

Richard J. Fotsch

John W. Splude

Dr. Hermann Viets


GEHL

William D. Gehl
Chairman of the Board, President & Chief Executive Officer

Kurt Helletzgruber

Thomas J. Boldt

Nicholas C. Babson

John T. Byrnes

New Product Introductions. Since innovation and new products are the lifeblood of the Company, our engineering team focused its efforts on expanding our line-up of compact equipment. In March of last year, two new compact track loaders were introduced and were extremely well-received by our dealers and customers. A full line of under 100 horsepower all-wheel-steer loaders was introduced in May,

Upper right: Our recently expanded Madison, South Dakota skid steer loader plant now produces all Gehl and Mustang skid steer loaders under one roof.

Lower right: A state-of-the-art paint line complements the streamlined manufacturing process at the Madison plant.

Below: Prototype machines are tested in the improved research and development area of the Madison, South Dakota facility, where the U.S. flag flies alongside flags displaying ISO certification and the Gehl and Mustang brands.

which makes our line of skid loaders and all-wheel-steer loaders one of the most extensive in the industry. Gehl Company also introduced several new compact excavator models, and broadened the Mustang line of products by introducing the compact track loader and all-wheel-steer loader to our Mustang dealer network.

CEA Continues to Grow. The Company's newest business, CE Attachments, Inc., completed its first full year of operation in 2002. The fast-growing demand for attachments is well-served by this distribution organization, which provides dealers with convenient, one-stop shopping to efficiently fulfill their compact equipment attachment needs. We are looking forward to continuing growth of this new business as the Company expands its attachment product offerings and direct marketing efforts.







Letter to Shareholders
(continued)

Above and at right: A dealership in rural Minnesota displays an expanded range of well-received compact equipment models as our Mustang brand benefits from the implementation of cross-platform Gehl/Mustang product development and manufacturing.

Lower right: Among the products introduced in 2002 were the compact track loaders and all-wheel-steer loaders.

Below: A new Windrow Merger and the model 1660 Forage Box have helped to expand the agricultural implement product line.

Gehl Europe Joins the Company. During the year, we welcomed Gehl Europe, headquartered in Neuenkirchen, Germany, to the Gehl family of businesses. This sales organization distributes compact equipment throughout Europe and has contributed greatly to the success of Gehl skid steer loader sales in Europe. Gehl Europe and its experienced team of professionals are uniquely positioned to provide the Company with a solid foundation for future growth in the European compact equipment markets. We intend to leverage their expertise to create an even more efficient and profitable operation.

Compact Equipment Leader. The Company's core strategy is to become one of the leading manufacturers and distributors of compact equipment and attachments in the United States. To further that goal, we have reduced costs in the face of lessened demand and continued to reinvest prudently in infrastructure improvements to provide growth opportunities as our markets improve. We will continue to concentrate our efforts on growing market share and reinvesting in those programs that will help us to reduce costs.






GEHL
GEHL


GEHL



Letter to Shareholders
(continued)

Above right: Members of the Gehl Dealership Council—a group formed by Gehl to represent all its dealers—met for two days in Milwaukee with Company personnel to exchange ideas for improving our product distribution system.

For over 144 years, as many of our competitors have come and gone, Gehl Company has maintained its tradition of overcoming challenges and growing profitability. In 2002, Gehl Company successfully completed a demanding year of transition and change thanks to the hard work and dedication of its employees. Together, we have built a better Company; a company that has differentiated itself through its products and customer care, a company that conducts business with integrity and vigilantly advances its reputation as a worldwide manufacturer and distributor of quality equipment used by its customers to earn a living. By staying true to these fundamental values, we are confident we will produce positive outcomes for all of our stakeholders.


EDGE
609
EDGE
609

Above: The Madison facilities also house our compact equipment attachments (CE Attachments) product warehousing and order fulfilment services.

In closing, I would like to thank our customers, dealers, suppliers, employees and shareholders for their support and commitment to Gehl Company.

Respectfully yours,

William D. Gehl
Chairman, President & Chief Executive Officer

Report of Management

The management of Gehl Company is responsible for the preparation and integrity of all financial statements and other information contained in this annual report. The financial statements have been prepared by the Company in conformity with generally accepted accounting principles appropriate in the circumstances. Such statements necessarily include amounts based on the best estimates and judgments of management after giving due consideration to materiality.

The Company maintains an internal control system designed to provide reasonable assurance that transactions are properly recorded and executed in accordance with management's authorization and that assets are safeguarded from loss or unauthorized use. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

The Board of Directors elects, from among its members, an Audit Committee, consisting entirely of outside directors, which is responsible for reviewing and evaluating the overall performance of the Company's financial reporting and accounting practices and for involvement in the appointment of the independent accountants. The Audit Committee meets periodically with management and the independent accountants to discuss any and all matters within the Committee's responsibilities. The independent accountants have free access to the Committee, without the presence of management if so requested.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report also appears on this page. Included in the audit process was a review of the Company's system of internal controls. PricewaterhouseCoopers LLP annually provides to management and the Audit Committee recommendations to improve internal controls or enhance administrative procedures.



William D. Gehl
Chairman of the Board of Directors,
President and Chief Executive Officer



Kenneth P. Hahn
Vice President of Finance and Chief Financial Officer

Report of Independent Accountants


PRICEWATERHOUSECOOPERS

To the Board of Directors and
Shareholders of Gehl Company

In our opinion, the statements appearing on pages 18 through 31 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.



Milwaukee, Wisconsin
February 14, 2003

Financial Section

Management's Discussion & Analysis

Overview

The Company's net income in 2002 was $1.0 million, or $.19 per diluted share, compared with $2.3 million, or $.42 per diluted share, in 2001. The 2002 net income included non-recurring after-tax restructuring charges of $.6 million, or $.11 per diluted share, related to restructuring and plant rationalization initiatives approved and commenced in 2001. The 2001 net income included non-recurring after-tax charges for plant rationalization initiatives of $2.8 million, or $.51 per diluted share, and strategic review process expenses of $.3 million, or $.06 per diluted share. Exclusive of such non-recurring charges, the Company's net income in 2002 was $1.7 million, or $.30 per diluted share, and in 2001 was $5.4 million, or $.99 per diluted share. Results for the full year 2001 included approximately $476,000 of goodwill amortization expense, or $.09 per diluted share. Net sales in 2002 of $232.6 million were 3% below the $240.4 million in 2001. Construction equipment sales in 2002 of $135.1 million were 10% above 2001 levels, while agriculture equipment sales in 2002 of $97.5 million were 17% below 2001 levels. Construction equipment comprised 58% of the Company net sales in 2002 versus 51% in 2001. Agriculture equipment sales were 42% of Company net sales in 2002, versus 49% in 2001.

Income from operations in 2002 was $5.2 million, with construction equipment accounting for $4.3 million, while agriculture equipment contributed the balance of $.9 million. Exclusive of the non-recurring restructuring charges, the Company realized income from operations of $6.1 million, with construction equipment accounting for $4.8 million, while agriculture equipment contributed the balance of $1.3 million. Interest expense in 2002 decreased $.2 million, to $4.1 million. Other expense, net, consisting primarily of the costs of selling finance contracts receivable, which was $3.1 million in 2001, decreased in 2002 to $1.5 million.

The Company's total debt was reduced to $57.9 million at December 31, 2002 from $64.4 million at December 31, 2001. The reduction was primarily due to a reduction in working capital. The working capital reduction was primarily due to the significant decline in factory inventories attained during 2002. The Company's ratio of debt to total capital was 37.6% at December 31, 2002, as compared with 39.2% at December 31, 2001.

Consolidation of Gehl Europe

Effective January 1, 2002, the Company began accounting for its investment in a German distribution operation ("Gehl Europe") as a consolidated subsidiary, as a result of the Company's controlling influence on the operations of Gehl Europe as of such date. Prior to January 1, 2002, the Company accounted for its investment in Gehl Europe under the equity method. The impact of the Gehl Europe consolidation is discussed below.

Restructuring and Other Charges

On September 26, 2001, the Company adopted several major plant rationalization initiatives to improve the Company's profitability by consolidating certain operations. Under these initiatives, the Company announced it would close its manufacturing facility in Lebanon, Pennsylvania and transfer production to other locations. The Company also indicated it would transfer the manufacturing of its Mustang line of skid steer loaders from its facility in Owatonna, Minnesota to its skid steer facility in Madison, South Dakota. In implementing these actions, the Company expected that it would ultimately incur total restructuring and other non-recurring charges of approximately $5.5 to $6.5 million; a $4.3 million charge related to the plant rationalization initiatives was recorded in the third quarter of 2001 in accordance with accounting principles generally accepted in the United States of America. Of the $4.3 million charge recorded in the third quarter of 2001, $1.5 million and $2.8 million related to the Agricultural and Construction equipment segments, respectively.

Details of the restructuring charge and related activity are as follows (in thousands):

	Employee Severence and Termination Benefits	Write-down of Long-Lived and Other Assets	Other Exit Costs	Totals
Original Reserve	$ 1,635	$ 1,754	$ 911	$ 4,300
2001 Utilization	–	(1,754)	–	(1,754)
Balance at December 31, 2001	1,635	–	911	2,546
2002 Utilization	(1,351)	–	(430)	(1,781)
Balance at December 31, 2002	$ 284	$ –	$ 481	$ 765

As a result of the plant rationalizations, the Company expected to reduce its workforce by 249, consisting of hourly and salaried employees at the Lebanon and Owatonna locations. During the year ended December 31, 2002, workforce reduction of 235 employees occurred, which included 211 employees who were terminated with severance payments. Termination benefits commenced in April 2002 and will continue into the first quarter of 2003.

The manufacturing consolidations announced on September 26, 2001 have been completed. Production of Mustang skid loaders has been transferred to the Madison plant. The Lebanon plant was closed in the first quarter of 2002 and the production of certain products formerly manufactured at that facility has been outsourced. Both the Lebanon and Owatonna manufacturing facilities are expected to be sold and, accordingly, the tangible assets to be disposed of are recorded at their estimated fair value, less cost of disposal.

Other exit costs primarily consist of non-recurring charges that will not benefit activities that will be continued, will not be incurred to generate future revenue, and are incremental to other costs incurred by the Company prior to the adoption of the above initiatives.

During 2002, the Company expensed $1.0 million of other charges related to the plant rationalization initiatives. These charges were required to be expensed when incurred and were not included in the original reserve.

Accounting for Goodwill

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," which states that goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization; however, must be tested for impairment at least annually. Upon adoption, the Company discontinued the amortization of goodwill. The 2001 and 2000 results included approximately $476,000 of goodwill amortization expense.

Results of Operations
2002 vs. 2001

Net Sales:

($ millions)	**2002**	2001	2000	1999	1998
Construction Equipment	**$135.1**	$122.3	$148.6	$172.2	$157.4
Agriculture Equipment	**97.5**	118.1	101.4	112.6	101.5
Total	**$232.6**	$240.4	$250.0	$284.8	$258.9
(% of total)					
Construction Equipment	**58.1%**	50.9%	59.4%	60.5%	60.8%
Agriculture Equipment	**41.9%**	49.1%	40.6%	39.5%	39.2%

Net sales for 2002 were $232.6 million compared to $240.4 million in 2001, a decrease of 3%. Excluding $10 million of net sales resulting from the consolidation of Gehl Europe, net sales decreased 7% from 2001 levels.

Construction equipment segment net sales were $135.1 million in 2002 compared to $122.3 million in 2001, an increase of 10%. Excluding $10 million of net sales resulting from the consolidation of Gehl Europe, net sales increased 2% from 2001 levels. Sales of the new compact track loaders have been strong since their introduction in the second quarter of 2002. In addition, construction equipment segment net sales in 2002 benefited from the introduction of new all-wheel-steer loaders in the 2002 third quarter, contributions from telescopic handlers and compact excavator models sold through the Mustang distribution channel and net sales from the Company's new attachment business. These increases in construction equipment segment net sales more than offset the reduction in telescopic handler shipments resulting from the continuing downward trend in that market.

Agricultural equipment segment net sales were $97.5 million in 2002, compared to $118.1 million in 2001, a decrease of 17%. Agricultural implement net sales were adversely impacted by the significant decline in milk prices as well as drought conditions in certain regions of the United States. Sales of the new compact track loaders introduced in the 2002 second quarter, the introduction of new all-wheel-steer loaders in the 2002 third quarter, increased shipments of compact excavators to select rural equipment dealers, and increased sales from the Company's new attachment business partially offset reduced implement and skid loader net sales in the agricultural segment.

Of the Company's total net sales reported for 2002, $43.9 million were made outside of the United States compared with $33.9 million in 2001. The increase in exports was due primarily to the consolidation of Gehl Europe.

Gross Profit: Gross profit in 2002 was $48.8 million compared to $53.3 million in 2001. Gross profit as a percent of net sales decreased in 2002 to 21.0% from 22.2% in 2001.

Construction equipment gross profit as a percent of net sales for 2002 increased to 21.3% from 20.6% in 2001. The increase in the construction equipment gross margin was primarily due to lower levels of discounts and sales incentives associated with the mix of products shipped as well as improved manufacturing efficiencies. Gross profit as a percent of net sales for agriculture equipment decreased to 20.5% for 2002 from 23.8% for 2001. The decrease in the agricultural equipment segment gross margin was due to significant competitive pressure resulting in higher sales discounts and sales incentives, reduced production volume and a less favorable mix of product shipments.

Operating Expenses: Selling, general and administrative expenses were $42.7 million, or 18.4% of net sales, in 2002, an increase from $39.6 million, or 16.5% of net sales, in 2001. The increase was primarily due to the consolidation of Gehl Europe effective January 1, 2002 and expenses associated with the Company's attachment business that was launched in July 2001. These costs, combined with a lower level of net sales during 2002, contributed to the Company's increased selling, general and administrative expenses as a percentage of net sales. Assuming the Company had adopted SFAS No. 142 on January 1, 2001, selling, general and administrative expenses for 2001 would have been $39.1 million.

Results of Operations (continued)

Income from Operations:

($ millions)	**2002**	2001	2000	1999	1998
Construction Equipment	**$4.3**	$2.2	$14.0	$23.7	$19.4
Agriculture Equipment	**.9**	6.7	8.0	11.4	7.9
Total	**$5.2**	$8.9	$22.0	$35.1	$27.3

Due to lower net sales volume, decreased gross margin, and increased selling, general and administrative expenses, income from operations in 2002 declined from 2001 levels. Construction equipment income from operations increased in 2002 to $4.3 million from $2.2 million in 2001. The increase was primarily due to a reduction in non-recurring charges from $3.0 million in 2001 to $.5 million in 2002. Agriculture equipment income from operations decreased in 2002 to $.9 million from $6.7 million in 2001 due primarily to the impact of reduced agriculture sales volume and a reduction in gross margin resulting from competitive market conditions and decreased production levels.

Interest Expense: Interest expense decreased $.2 million, to $4.1 million in 2002 compared to $4.3 million in 2001. Average debt outstanding was $71.5 million during 2002 versus $61.0 million in 2001. The increase in average debt was due to increased working capital requirements and the consolidation of Gehl Europe during 2002. The average interest rate paid by the Company declined to approximately 5.6% during 2002 versus 6.5% in 2001.

Other (expense) income, net: Other expense, net decreased $1.6 million to $1.5 million in 2002 from $3.1 million in 2001. This decrease was primarily the result of a $1.5 million decline in the costs of selling finance contracts due to lower discount rates required by third party purchasers of such contracts, in light of the general downward trend of overall interest rates, as well as a reduction in the amount of contracts sold compared to 2001.

Provision for Income Taxes: The Company's effective income tax rate of 35.0% for 2002 was unchanged from 2001.

Net Income: Net income in 2002 of $1.0 million compared to $2.3 million of net income in 2001. Diluted earnings per share were $.19 in 2002 compared to $.42 in 2001. Assuming the Company had adopted SFAS No. 142 on January 1, 2001, net income for 2001 would have been $2.8 million. Excluding the restructuring and other charges, net of tax, incurred in 2002, net income was $1.7 million, or $.30 per diluted share. Exclusive of the non-recurring charges for plant rationalization initiatives and the strategic review process completed during 2001, the Company realized net income of $5.4 million in 2001, or $.99 per diluted share. No dividends were declared in either 2002 or 2001 on the Company's common stock.

2001 vs. 2000

Net Sales: Net sales for 2001 of $240.4 million were 4% below the $250.0 million of net sales in 2000. Construction equipment net sales in 2001 were $122.3 million, 18% below the $148.6 million in 2000. Construction equipment sales were down in 2001 as dealers remained cautious about adding to or replacing fleet units and adding stock units in light of unfavorable economic conditions. Lower industry-wide rental rates for compact construction equipment, particularly telescopic handlers, also dampened demand for the Company's construction equipment products. Industry-wide telescopic handler retail demand in North America in 2001 was down approximately 27% below 2000's levels. Partially offsetting these unfavorable industry-wide conditions were some early successes for the Company in selling telescopic handlers through its Mustang distribution channel and the continued favorable market acceptance of the four new skid loader models introduced earlier in 2001 for Gehl and Mustang dealers. The Company also introduced new mid-sized models of compact excavators in the second half of 2001.

Agricultural equipment net sales in 2001 were $118.1 million, 16% above the $101.4 million in 2000. The Company continued to successfully leverage its rural equipment distribution network by shipping compact construction equipment, including telescopic handlers, compact excavators and compact loaders, to select rural dealers in the agricultural equipment market. Additionally, several new products, including a line of round balers and new skid loader models, significantly contributed to the increase in agricultural equipment revenues. Favorable domestic milk prices also contributed to the positive performance of the Company's agricultural equipment business.

Of the Company's total net sales reported for 2001, $33.9 million represented sales made outside the United States, unchanged from 2000.

Gross Profit: Gross profit in 2001 was $53.3 million compared to $59.9 million in 2000. Gross profit as a percent of net sales decreased in 2001 to 22.2% from 24.0% in 2000.

Construction equipment gross profit as a percent of net sales for 2001 decreased to 20.6% from 23.0% in 2000. The decrease in construction equipment gross margin was a result of competitive market conditions that resulted in downward pressure on pricing, lower production levels, and a less favorable mix of product shipments. Gross profit as a percent of net sales for agriculture equipment decreased to 23.8% for 2001 from 25.3% for 2000.

Operating Expenses: Selling, general and administrative expenses were $39.6 million, or 16.5% of net sales, in 2001, an increase from $38.0 million, or 15.2% of net sales, in 2000. The Company continued to invest in revenue-enhancing projects to position the Company for future growth and market share expansion, which included its attachment business, Compact Equipment Attachments, Inc., launched in 2001, new product development, implementation of its enterprise resource planning (ERP) system, and the centralization of service parts distribution. Such investments, combined with increased professional fees associated with various matters incurred during 2001, and a lower level of sales, contributed to the Company's increased operating expenses in the aggregate as well as a percentage of net sales.

During the third quarter of 2001, the Company began several major plant rationalization initiatives as part of a previously announced program to increase profitability. In conjunction with this announcement, the Company recorded a $4.3 million restructuring charge in the third quarter of 2001 (see "Restructuring and Other Charges" for further discussion). In addition, the Company incurred non-recurring charges of $513,000 during the third quarter for legal and financial advisory fees related to the strategic review process undertaken and subsequently completed by the Company's Board of Directors.

Income from Operations: Due to lower net sales volume and decreased gross margin, an increase in operating expenses, and non-recurring charges for plant rationalization initiatives and the strategic review process, income from operations in 2001 declined from 2000 levels. Construction equipment income from operations decreased in 2001 to $2.2 million from $14.0 million in 2000. The reduction was primarily due to the impact of reduced construction equipment sales volume, a reduction in gross margin, increased selling related costs resulting from competitive market conditions, and $3.0 million of costs related to the plant rationalization initiatives and the strategic review process. Agriculture equipment income from operations decreased in 2001 to $6.7 million from $8.0 million in 2000 due primarily to $1.8 million of costs related to the plant rationalization initiatives and the strategic review process.

Interest Expense: Interest expense decreased $.4 million, to $4.3 million in 2001 compared to $4.7 million in 2000. Average debt outstanding was $61.0 million during 2001 versus $55.1 million in 2000. The increase in average debt was due to increased working capital requirements. The average interest rate paid by the Company declined to approximately 6.5% during 2001 versus 8.7% in 2000.

Other (expense) income, net: Other expense, net decreased $1.0 million to $3.1 million in 2001 from $4.1 million in 2000. This decrease was primarily the result of a $1.8 million decline in the costs of selling finance contracts due to lower discount rates required by third party purchasers of such contracts, in light of the general downward trend of overall interest rates. Other expense, net was positively impacted by a pre-tax $.8 million gain on the disposal of a former branch service center in 2000. No comparable transaction occurred in 2001.

Provision for Income Taxes: The Company's effective income tax rate of 35.0% for 2001 was consistent with 2000.

Net Income: Net income in 2001 of $2.3 million compared to $9.7 million of net income in 2000. Diluted earnings per share were $.42 in 2001 compared to $1.72 in 2000. Exclusive of the non-recurring charges for plant rationalization initiatives and the strategic review process completed during the third quarter of 2001, the Company realized net income of $5.4 million in 2001, or $.99 per diluted share. The 2000 net income included a gain of $.5 million, or $.10 per diluted share, recognized on the disposal of a former branch service center. No dividends were declared in either 2001 or 2000 on the Company's common stock.

Liquidity and Capital Resources

Working Capital: The Company's working capital decreased to $103.4 million at December 31, 2002 from $107.5 million twelve months earlier. The decrease was primarily the result of a decrease in inventories, partially offset by an increase in accounts receivable and a decrease in current liabilities. The Company's current ratio at December 31, 2002 increased to 3.1 to 1 from 2.9 to 1 at the same time a year ago. Cash on hand at December 31, 2002 of $2.2 million was consistent with the level a year earlier.

Accounts Receivable: The Company's net accounts receivable increased $6.9 million during 2002. Agriculture equipment accounts receivable at year-end 2002 decreased $2.7 million from a year earlier, while construction equipment accounts receivables increased $9.6 million over the same period. The increased construction equipment accounts receivable balances are due in part to new products introduced or offered during 2002, which were not previously available to the same extent in 2001, such as compact track loaders and all-wheel-steer loaders, and the introduction of the Company's attachment business, which was launched in July 2001. The construction equipment accounts receivable balance was also impacted by the consolidation of Gehl Europe as of January 1, 2002.

Finance Contracts Receivable: Finance contracts receivable, net of reserves, decreased $5.6 million to $7.0 million at December 31, 2002. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $161.7 million at December 31, 2002 as compared to $159.5 million at year-end 2001. (See "Sales of Finance Contracts Receivable" following).

Liquidity and Capital Resources (continued)

Inventories: Inventories at December 31, 2002 were $15.4 million lower than at December 31, 2001, notwithstanding the consolidation of the Gehl Europe inventories. The Company continually adjusts production and purchase levels in an attempt to maintain inventory levels to meet current market demand. In light of the reduced demand levels during 2002, numerous plant shut down periods were implemented to achieve a more appropriate level of inventories at the plants. Further, continued improvements in inventory flow management at the plants, combined with positive effects from the Company's plant rationalization initiatives, have resulted in reduced inventory levels.

Capital Expenditures:

($ thousands)	**2002**	2001	2000	1999	1998
Capital Expenditures	**$6,790**	$4,135	$12,577	$7,281	$3,051
Depreciation	**$4,630**	$4,687	$ 4,885	$4,329	$3,941

The Company expended $6.8 million for property, plant and equipment in 2002, the majority of which was incurred to complete an expansion of the Madison, South Dakota plant necessary to accommodate the transfer of Mustang skid loader production from the Owatonna, Minnesota facility. The Company plans to make up to $3.6 million in capital expenditures in 2003, primarily to upgrade and maintain machinery and equipment. The Company had no significant outstanding commitments for capital items at December 31, 2002. The Company believes its present facilities will be sufficient to provide adequate capacity for its operations in 2003.

Debt and Equity:

December 31,	**2002**	2001	2000	1999	1998
($ millions)					
Total Debt	**$57.9**	$ 64.4	$ 61.1	$31.6	$29.5
Shareholders' Equity	**$96.1**	$100.0	$103.0	$97.4	$94.1
% Total Debt to Total Capitalization	**37.6%**	39.2%	37.2%	24.5%	23.9%

At December 31, 2002, shareholders' equity had decreased $3.9 million to $96.1 million from $100.0 million a year earlier. This decrease primarily reflected the impact of the year's net income of $1.0 million, which was more than offset by a $5.3 million reduction in other comprehensive income which related to a minimum pension liability adjustment, net of tax.

In September 2001, the Company's Board of Directors authorized a repurchase plan providing for the repurchase of up to 500,000 shares of the Company's outstanding common stock. As of December 31, 2002, 78,200 shares had been repurchased in the open market under this authorization at an aggregate cost of $937,000. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

Borrowing Arrangements (See also Note 7 of Notes to Consolidated Financial Statements): The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2004, and is subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable and inventories. The interest rate paid on borrowings denominated in U.S. dollars is 2.5% to 2.65% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). In Canada, where the Company may borrow up to $5.5 million, the interest rate is 2.5% above the Canadian one-month bankers' acceptance rates. At December 31, 2002, the Company had unused borrowing capacity of $24.5 million under the Facility, versus $18.2 million a year earlier. In addition, the Company had short-term letters of credit totaling $1.3 million outstanding at December 31, 2002 due to the factoring of receivables by a supplier. The Company believes its capital resources and liquidity position at December 31, 2002 were adequate to meet projected needs. Requirements for working capital, capital expenditures, pension fund contributions and debt maturities in fiscal 2003 will continue to be funded by operations and the Company's Facility.

The Company also has outstanding $8.4 million of 9% industrial development bonds related to the Lebanon, Pennsylvania facility with a 2010 final maturity; repayments commence in 2005.

Contractual Obligations:

A summary of the Company's significant contractual obligations and other commercial commitments as of December 31, 2002 are as follows (in thousands):

	Total	2003	2004-2005	2006-2007	After 2007
Contractual Obligations:					
Debt Obligations	$57,914	$1,779	$49,037	$2,898	$4,200
Operating Leases	1,887	821	950	116	–
Total Contractual Obligations	$59,801	$2,600	$49,987	$3,014	$4,200
Other Commercial Commitments:					
Letters of Credit	$1,274	$1,274	–	–	–

Sales of Finance Contracts Receivable:

The sale of finance contracts is an important component of the Company's overall liquidity. The Company has arrangements with several financial institutions and financial service companies to sell with recourse its finance contracts receivable. The Company continues to service substantially all contracts whether or not sold. At December 31, 2002, the Company serviced $161.7 million of such contracts, of which $152.4 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $547,000 in 2002 as compared to $133,000 in 2001. As a percentage of outstanding serviced contracts, the loss ratios were .3% and .1% in 2002 and 2001, respectively.

The Company incurred $1.8 million of costs in selling $103.9 million of its finance contracts in 2002, as compared to $3.2 million of costs in selling $113.0 million of such contracts in 2001. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts. The Company believes that it will be able to arrange sufficient capacity to sell its finance contracts for the foreseeable future.

Accounting Pronouncements

Effective January 1, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Retailer of the Vendor's Products." As a result of adopting EITF 00-25, the Company now classifies the costs associated with sales incentives provided to dealers as a reduction of net sales. Prior to January 1, 2002, these costs were included in selling, general and administrative expenses. Net sales and selling, general and administrative expenses for the years ended December 31, 2001 and 2000 have been restated to conform to the current year presentation. This reclassification had no impact on reported income before income taxes or net income.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The statement will be effective for years beginning after June 30, 2002. The impact of this statement upon adoption is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 had no impact on the Company's financial position at December 31, 2002 or the results of operations and cash flows for the year then ended.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which allowed companies engaged in exit and disposal activities to record liabilities for certain costs when the company committed to the exit or disposal plan. SFAS No. 146 requires costs associated with an exit or disposal plan to be recognized and measured initially at fair value only when the liability has been incurred as defined by FASB Concepts Statement 6. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not impact the accounting for the plant rationalization initiatives adopted by the Company on September 26, 2001 (see Note 9 of Notes to Consolidated Financial Statements).

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," ("SFAS No.148"), which amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No.123"). SFAS No.148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No.148 amends the disclosure requirement of SFAS No.123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The Company adopted the disclosure provisions of SFAS No.148 on December 31, 2002 and continues to account for stock-based compensation under APB Opinion No. 25.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires the additional disclosures for the period ended December 31, 2002. The Company does not expect

Accounting Pronouncements (continued)

that the provisions of FIN 45 will have a material impact on the Company's financial position, results of operations or cash flows. The Company has provided additional disclosure with respect to product warranties in Note 8 of Notes to Consolidated Financial Statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003, and applies in the first year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As of December 31, 2002, the Company is not a party to any variable interest entities.

Market Risk

The Company is exposed to market risk from changes in interest rates as well as fluctuations in currency. See further disclosure relating to variable rate debt under "Liquidity and Capital Resources – Borrowing Arrangements" above.

Interest Rate Risk: The Company's Facility is primarily LIBOR-based and is subject to interest rate movements. A 10% increase or decrease in the average cost of the Company's variable rate debt would result in a change in pre-tax interest expense of approximately $218,000 based upon borrowings outstanding at December 31, 2002.

Commodity Risk: The Company is exposed to fluctuations in market prices for commodities, especially steel. Each one of the Company's business segments is subject to commodity price risk as the prices for raw materials change with movements in underlying commodity prices. Therefore, the Company has established various programs to manage the negotiations of commodity prices. In general, the Company enters into contracts with selected vendors to lock in commodity prices at various times and for various periods in order to limit near-term exposure to fluctuations in raw material prices.

Currency Risk: The Company has limited exposure to foreign currency exchange fluctuations. Certain sales are made in Canadian dollars and Euros; however, to minimize this exposure, the Company borrows in Canadian dollars under the Facility and, in limited circumstances, enters into currency hedge transactions relative to Euro billings.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and materially impact the carrying value of the assets and liabilities. The Company believes the following accounting policies are critical to the Company's business operations and the understanding of the Company's results of operations and financial condition.

Allowance for Doubtful Accounts - The Company's accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. The Company estimates the uncollectibility of accounts receivable by specifically analyzing accounts receivable where the Company has information indicating that the customer may be unable to meet its financial obligation to the Company as well as analyzing the age of unpaid amounts and historical write-off percentages.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all of the Company's inventories. Adjustments to slow moving and obsolete inventory to the lower of cost or market are determined based on historical experience and the Company's best estimates of current product demand.

Product Warranty - In general, the Company provides warranty coverage on equipment for a period of up to twelve months or for a specified period of use after sale or rental by a dealer. The Company's reserve for warranty claims is established based on the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

Product Liability - The Company directly assumes all liability for costs associated with claims up to specified limits in any policy year and, as such, records an estimated reserve for product liability. The Company's reserve for product liability is based on the best estimate of the amounts necessary to resolve future and existing claims.

Goodwill and Intangible Assets - Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized however, must be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives. The Company is subject to financial statement risk to the extent that goodwill becomes impaired.

2003 Outlook

Demand for construction equipment in the North American market during 2003 is expected to be flat compared to 2002 levels, while demand for agricultural equipment in the North American market is expected to be flat to slightly down.

Based on the current market outlook, the Company's net sales are expected to range between being flat to up approximately 4% in 2003. Any growth in net sales is expected to result primarily from the sales of recently introduced products and new products to be introduced in 2003. Growth in net sales is more likely to occur in the construction equipment segment as compared with the agricultural equipment segment. Overall, any anticipated sales growth would likely occur in the latter portion of 2003 based on the Company's expectation of a gradually improving economy. Operating margins are expected to improve as the result of further initiatives to reduce costs, the effect of factory rationalizations completed in 2002 and a more favorable product mix. While it is difficult to predict results in these unsettled economic times, if the economy experiences some gradual improvement and the Company's sales levels meet projected forecasts, the Company expects to earn in the range of $.60 to $.75 per diluted share in 2003.

Forward-Looking Statements

The Company intends that certain matters discussed in this Annual Report (including in this section and the Letter to Shareholders) are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding future market conditions, projected capital expenditures, and the Company's future sales and earnings, are forward-looking statements. When used in this Annual Report, words such as the Company "believes," "anticipates," "expects" or "estimates" or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause actual results to differ materially from those anticipated as of the date this Annual Report was printed. Factors that could cause such a variance include, but are not limited to, a delay in the expected general economic recovery, unanticipated changes in capital market conditions, the Company's ability to implement successfully its strategic initiatives, market acceptance of newly introduced products, the cyclical nature of the Company's business, the Company's and its customers' access to credit, competitive pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in currency exchange rates, the Company's ability to secure sources of liquidity necessary to fund its operation, changes in environmental laws, the impact of any acquisition effected by the Company, and employee and labor relations. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report are only made as of the date of its printing, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. In addition, the Company's expectations for fiscal year 2003 are based in part on certain assumptions made by the Company, including those relating to commodities prices, which are strongly affected by weather and other factors and can fluctuate significantly, housing starts and other construction activities, which are sensitive to, among other things, interest rates and government spending, and the performance of the U.S. economy generally. The accuracy of these or other assumptions could have a material effect on the Company's ability to achieve its expectations.

Consolidated Financial Statements

Consolidated Balance Sheets

Assets

In Thousands, Except Share Data – December 31,	**2002**	2001
Cash	**$ 2,243**	$ 2,248
Accounts receivable–net	**97,627**	90,714
Finance contracts receivable–net	**4,701**	7,511
Inventories	**36,771**	52,161
Deferred income tax assets	**8,469**	10,171
Prepaid expenses and other current assets	**3,203**	1,119
Total current assets	**153,014**	163,924
Property, plant and equipment–net	**46,697**	43,431
Finance contracts receivable–net, non-current	**2,334**	5,147
Goodwill	**11,696**	12,248
Other assets	**12,328**	12,659
Total assets	**$226,069**	$237,409

Liabilities and Shareholders' Equity

	2002	2001
Current portion of debt obligations	**$ 1,779**	$ 161
Accounts payable	**27,540**	30,644
Accrued liabilities	**20,315**	25,661
Total current liabilities	**49,634**	56,466
Line of credit facility	**47,377**	55,188
Long-term debt obligations	**8,758**	9,049
Deferred income tax liabilities	**1,644**	2,460
Other long-term liabilities	**22,518**	14,225
Total long-term liabilities	**80,297**	80,922
Common stock, $.10 par value, 25,000,000 shares authorized, 5,373,650 and 5,359,721 shares outstanding at December 31, 2002 and 2001, respectively	**537**	536
Preferred stock, $.10 par value, 2,000,000 shares authorized, 250,000 shares designated as Series A preferred stock, no shares issued	**—**	—
Capital in excess of par	**7,030**	6,980
Retained earnings	**99,472**	98,429
Accumulated other comprehensive loss	**(10,901)**	(5,924)
Total shareholders' equity	**96,138**	100,021
Total liabilities and shareholders' equity	**$226,069**	$237,409
Contingencies (Notes 2 and 15)		

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Income

In Thousands, Except Per Share Data – Year Ended December 31,	**2002**	2001	2000
Net sales	**$232,565**	$240,394	$250,037
Cost of goods sold	**183,720**	187,069	190,093
Gross profit	**48,845**	53,325	59,944
Selling, general and administrative expenses	**42,733**	39,569	37,959
Strategic review process costs	—	513	—
Restructuring and other charges	**955**	4,300	—
Total operating expenses	**43,688**	44,382	37,959
Income from operations	**5,157**	8,943	21,985
Interest expense	**(4,052)**	(4,299)	(4,741)
Interest income	**1,986**	2,024	1,760
Other (expense) income, net	**(1,486)**	(3,122)	(4,148)
Income before income taxes	**1,605**	3,546	14,856
Provision for income taxes	**562**	1,241	5,200
Net income	**$ 1,043**	$ 2,305	$ 9,656
Diluted net income per common share	**$ .19**	$ .42	$ 1.72
Basic net income per common share	**$ .19**	$ .43	$ 1.76

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders' Equity

In Thousands	*Total*	*Comprehensive Income (Loss)*	*Retained Earnings*	*Accumulated Other Comprehensive Loss*	*Common Stock*	*Capital In Excess of Par*
Balance at December 31, 1999	$ 97,424		$ 86,468	$ (903)	$ 565	$ 11,294
Comprehensive income:						
Net income	9,656	$ 9,656	9,656			
Minimum pension liability adjustments, net of $415 of taxes	769	769		769		
Comprehensive income		10,425				
Exercise of stock options	526				7	519
Treasury stock purchases/cancellations	(5,924)				(39)	(5,885)
Other	567					567
Balance at December 31, 2000	103,018		96,124	(134)	533	6,495
Comprehensive income:						
Net income	2,305	2,305	2,305			
Minimum pension liability adjustments, net of $3,087 of taxes	(5,732)	(5,732)		(5,732)		
Unrealized gains (losses), net of $31 of taxes	(58)	(58)		(58)		
Comprehensive loss		(3,485)				
Exercise of stock options	357				4	353
Treasury stock purchases/cancellations	(245)				(1)	(244)
Other	376					376
Balance at December 31, 2001	100,021		98,429	(5,924)	536	6,980
Comprehensive income:						
Net income	**1,043**	**1,043**	**1,043**			
Minimum pension liability adjustments, net of $2,839 of taxes	**(5,272)**	**(5,272)**		**(5,272)**		
Currency translation adjustment	**551**	**551**		**551**		
Unrealized gains (losses), net of $138 of taxes	**(256)**	**(256)**		**(256)**		
Comprehensive loss		**$ (3,934)**				
Exercise of stock options	**623**				**7**	**616**
Treasury stock purchases/cancellations	**(692)**				**(6)**	**(686)**
Other	**120**					**120**
Balance at December 31, 2002	**$ 96,138**		**$99,472**	**$(10,901)**	**$ 537**	**$ 7,030**

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

In Thousands – Year Ended December 31,	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 1,043	$ 2,305	$ 9,656
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation	4,630	4,687	4,885
Amortization	183	729	849
Gain on sale of property, plant and equipment	—	—	(863)
Restructuring costs (non-cash)	—	1,754	—
Cost of sales of finance contracts	1,763	3,222	4,990
Deferred income taxes	2,750	(1,611)	121
Proceeds from sales of finance contracts	102,120	109,740	93,485
Increase (decrease) in cash, excluding the effects of business acquisition, due to changes in:			
Accounts receivable–net	(5,662)	(21,437)	(995)
Finance contracts receivable–net	(98,260)	(99,104)	(105,606)
Inventories	21,802	(7,103)	(10,392)
Prepaid expenses and other current assets	(434)	(483)	(125)
Other assets	(1,741)	354	520
Accounts payable	(6,164)	3,999	1,568
Other liabilities	(5,262)	2,842	(5,225)
Net cash provided by (used for) operating activities	16,768	(106)	(7,132)
Cash Flows from Investing Activities			
Property, plant and equipment additions	(6,790)	(4,135)	(12,577)
Proceeds from sale of property, plant and equipment	195	—	942
Acquisition of business, net of cash required	(505)	—	—
Increase (decrease) in other assets	1,107	553	(4,189)
Net cash used for investing activities	(5,993)	(3,582)	(15,824)
Cash Flows from Financing Activities			
(Repayments of) proceeds from revolving credit loans	(7,811)	3,580	29,570
(Repayments of) proceeds from other borrowings – net	(2,900)	(346)	364
Proceeds from issuance of common stock	623	357	526
Treasury stock purchases	(692)	(245)	(5,924)
Net cash (used for) provided by financing activities	(10,780)	3,346	24,536
Net (decrease) increase in cash	(5)	(342)	1,580
Cash, beginning of year	2,248	2,590	1,010
Cash, end of year	$ 2,243	$ 2,248	$ 2,590

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Consolidation: Gehl Company is engaged in the manufacture and distribution of equipment and machinery for the construction market, and in the manufacture and distribution of equipment and machinery primarily for the dairy, livestock and poultry agricultural sector. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Ultimate realization of assets and settlement of liabilities in the future could differ from those estimates.

Revenue Recognition: Revenue is recorded upon the shipment of products to dealers and distributors; these dealers and distributors have no right of return, except as provided by law.

Sales Incentives: Effective January 1, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Retailer of the Vendor's Products." As a result of adopting EITF 00-25, the Company now classifies the costs associated with sales incentives provided to dealers as a reduction of net sales. Prior to January 1, 2002, these costs were included in selling, general and administrative expenses. Net sales and selling, general and administrative expenses for the years ended December 31, 2001 and 2000 have been restated to conform to the current year presentation. This reclassification had no impact on reported income before income taxes or net income.

Accounts Receivable: The Company provides financing for its dealers in both the construction and agricultural markets. The financing agreements provide for, in certain instances, interest-free periods which generally range from 4 to 9 months.

Finance Contracts Receivable: The Company offers financing for its products to retail customers and to its dealers. Finance contracts require periodic installments of principal and interest over periods of up to 60 months. Unearned interest is recognized over the life of the contracts using the sum of the digits method. Principal expected to be collected within twelve months of the balance sheet date is classified as a current asset; the remainder is classified as a non-current asset.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all of the Company's inventories.

Properties and Depreciation: Properties are stated at cost. When properties are sold or otherwise disposed of, cost and accumulated depreciation are removed from the respective accounts and any gain or loss is included in income. The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation is recorded using the following estimated useful lives for financial statement purposes:

	Years
Buildings	25-31.5
Machinery and equipment	7-12
Autos and trucks	3-5
Office furniture and fixtures	3-5

Expenditures which substantially increase value or extend asset lives are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment would be determined based on a comparison of the undiscounted future operating cash flows anticipated to be generated during the remaining life of the long-lived assets to the carrying value. Measurement of any impairment loss would be based on discounted operating cash flows.

Debt Issue Costs: Costs incurred in conjunction with incurrence of indebtedness are capitalized and subsequently amortized over the related periods of the obligations.

Goodwill and Other Intangible Assets: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized; however, it must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. The Company is subject to financial statement risk in the event that goodwill becomes impaired.

Foreign Currency Transactions: Foreign currency transaction gains and (losses) are included in the determination of income. Foreign currency gains (losses) were $85,000, ($113,000) and ($252,000) in 2002, 2001 and 2000, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiary are translated at current exchange rates, and related revenues and expenses are translated at the weighted-average exchange rates in effect for the year. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of shareholders' equity, titled "Accumulated Other Comprehensive Income (Loss)."

Income Taxes: The Company follows the liability method in accounting for income taxes. The liability method provides that deferred tax assets and liabilities be recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Product Liability Costs: The Company directly assumes all liability for costs associated with claims up to specified limits in any policy year. Known incidents involving the Company's products are investigated and reserves are established for any estimated liability.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $3.2 million, $3.0 million and $3.1 million in 2002, 2001 and 2000, respectively.

Other (Expense) Income: Other (expense) income is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, and other nonoperating items.

Comprehensive Income: Comprehensive income is defined as the sum of net income and all other non-owner changes in equity (or accumulated other comprehensive loss). The components of accumulated other comprehensive loss were as follows (net of tax) (in thousands):

December 31,	**2002**	2001
Minimum pension liability adjustments	**$(11,138)**	$(5,866)
Currency translation adjustment	**551**	—
Unrealized losses	**(314)**	(58)
Accumulated other comprehensive loss	**$(10,901)**	$(5,924)

Stock-Based Compensation: The Company maintains stock option plans for certain of its directors, officers and key employees, which are described more fully under Note 12 – Shareholders' Equity. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation expense has been recognized for options granted under these plans as the option price was equal to the market value of the Company's common stock on the date of grant. The effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," is presented below (in thousands, except per share data):

Year Ended December 31,	**2002**	2001	2000
Net income, as reported	**$1,043**	$2,305	$9,656
Less: stock-based compensation expense determined based on fair value method, net of tax	**(850)**	(634)	(415)
Pro forma net income	**$ 193**	$1,671	$9,241
Diluted net income per share:			
As reported	**$.19**	$.42	$1.72
Pro forma	**$.04**	$.30	$1.65
Basic net income per share:			
As reported	**$.19**	$.43	$1.76
Pro forma	**$.04**	$.31	$1.69

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000:

Year Ended December 31,	**2002**	2001	2000
Expected stock price volatility	**38.8%**	35.1%	34.1%
Risk-free interest rate	**4.0%**	5.2%	5.3%
Expected life of options - years	**7**	7	7

The weighted-average grant-date fair value of options granted during 2002, 2001 and 2000 was $5.06, $7.09 and $5.95, respectively.

Accounting Pronouncements: In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The statement will be effective for years beginning after June 30, 2002. The impact of this statement upon adoption is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other

Note 1 (continued)

existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 had no impact on the Company's financial position at December 31, 2002 or the results of operations and cash flows for the year then ended.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which allowed companies engaged in exit and disposal activities to record liabilities for certain costs when the company committed to the exit or disposal plan. SFAS No. 146 requires costs associated with an exit or disposal plan to be recognized and measured initially at fair value only when the liability has been incurred as defined by FASB Concepts Statement 6. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not impact the accounting for the plant rationalization initiatives adopted by the Company on September 26, 2001 (see Note 9 – Restructuring Charge).

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation –Transition and Disclosure," ("SFAS No. 148"), which amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The Company adopted the disclosure provisions of SFAS No. 148 on December 31, 2002 and continues to account for stock-based compensation under APB Opinion No. 25.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires the additional disclosures for the period ended December 31, 2002. The Company does not expect that the provisions of FIN 45 will have a material impact on the Company's financial position, results of operations or cash flows. The Company has provided additional disclosure with respect to product warranties in Note 8 – Accrued Liabilities.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003, and applies in the first year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As of December 31, 2002, the Company is not a party to any variable interest entities.

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation. Such reclassifications had no impact on previously reported net income.

Note 2 – Accounts Receivable and Finance Contracts Receivable

Accounts receivable and finance contracts receivable were comprised of the following (in thousands):

December 31,	2002	2001
Accounts receivable	**$102,483**	$95,788
Less allowances for:		
doubtful accounts	**(2,629)**	(2,235)
returns and dealer discounts	**(2,227)**	(2,839)
	$ 97,627	$90,714
Finance contracts receivable	**$ 9,842**	$16,177
Less: unearned interest	**(505)**	(1,471)
allowance for doubtful accounts	**(2,302)**	(2,048)
	7,035	12,658
Less: non-current portion	**(2,334)**	(5,147)
Current portion	**$ 4,701**	$ 7,511

The finance contracts receivable at December 31, 2002 have a weighted-average interest rate of approximately 5.8%.

The Company has entered into various agreements with third parties to sell with recourse certain finance contracts receivable. The finance contracts require periodic installments of principal and interest over periods of up to 60 months; interest rates are based on market conditions. The Company has retained the servicing of substantially all of these contracts which generally have maturities of 12 to 60 months. Amounts to cover potential losses on these sold receivables are included in the allowance for doubtful accounts.

The following summarizes the Company's sales of retail finance contracts receivable during 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Value of contracts sold – net of $7.5 million, $8.4 million and $8.3 million, respectively, of unearned interest	**$103,883**	$112,962	$ 98,475
Cash received on sales of contracts	**102,120**	109,740	93,485
Cost of sales of finance contracts	**$ 1,763**	$ 3,222	$ 4,990
Net receivables outstanding at December 31 relating to finance contracts sold	**$152,435**	$144,800	$121,649

The Company retains as collateral a security interest in the equipment associated with accounts receivable and unsold finance contracts receivable. The Company also maintains certain levels of dealer recourse deposits as additional security associated with finance contracts receivable.

Note 3 – Inventories

If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

December 31,	2002	2001
Raw materials and supplies	**$12,891**	$20,309
Work-in-process	**3,006**	6,414
Finished machines and parts	**44,377**	45,629
Total current cost value	**60,274**	72,352
Adjustment to LIFO basis	**(23,503)**	(20,191)
	$36,771	$52,161

Note 4 – Property, Plant and Equipment – Net

Property, plant and equipment consisted of the following (in thousands):

December 31,	2002	2001
Land	**$ 1,878**	$ 1,831
Buildings	**36,908**	32,171
Machinery and equipment	**49,957**	48,642
Autos and trucks	**352**	362
Office furniture and fixtures	**13,768**	12,930
	102,863	95,936
Less: accumulated depreciation	**(56,166)**	(52,505)
Property, plant and equipment–net	**$ 46,697**	$43,431

Note 5 – Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill will no longer be amortized; however, it must be tested for impairment at least annually. Amortization will continue to be recorded for other intangible assets with determinable lives. The following table presents the Company's net income and diluted and basic earnings per share assuming the Company adopted SFAS No. 142 on January 1, 2000 and excluded goodwill amortization of $.5 million from net income for the years ended December 31, 2001 and 2000 (in thousands, except per share data).

Year ended December 31,	2001	2000
Net income	**$ 2,781**	$10,132
Diluted net income per share	**$ .51**	$ 1.81
Basic net income per share	**$ .52**	$ 1.85

The changes in the carrying amount of goodwill, which is entirely allocated to the construction equipment segment, for the years ended December 31, 2002 and 2001 were as follows (in thousands):

Balance at December 31, 2000	$12,724
Amortization	(476)
Balance at December 31, 2001	12,248
Business acquisition	(552)
Balance at December 31, 2002	**$11,696**

Note 6 – Acquisition

Effective January 1, 2002, the Company began accounting for its investment in a German distributor of compact equipment throughout Europe ("Gehl Europe") as a consolidated subsidiary, as a result of the Company's controlling influence on the operations of Gehl Europe as of such date. Prior to January 1, 2002, the Company accounted for its investment in Gehl Europe under the equity method.

In December 2002, the Company acquired the remaining two-thirds of the outstanding shares of Gehl Europe for $.5 million, net of cash acquired, in order to support the Company's strategy to expand distribution in the European compact equipment markets. Because the net assets acquired exceeded the purchase price, goodwill associated with the Company's previous investment in Gehl Europe was reduced by $.6 million.

The fair value of the assets acquired and liabilities assumed and pro forma information to reflect this acquisition as if it occurred on January 1, 2001 have not been disclosed as the impact on consolidated assets, liabilities and net income is not material.

Note 7 – Debt Obligations

A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):

December 31,	**2002**	2001
Line of credit facility	**$47,377**	$55,188
9.0% industrial development bonds	**8,400**	8,400
Other debt obligations	**2,137**	810
	57,914	64,398
Less: current portion	**(1,779)**	(161)
Long-term debt obligations	**$56,135**	$64,237

The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2004. Interest is paid monthly on outstanding borrowings under the Facility as follows: borrowings in Canadian denominated dollars up to a $5.5 million credit line are at 2.5% above the Canadian one-month bankers' acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.5% to 2.65% above the London Interbank Offered Rate for one-month deposits (LIBOR). Under the Facility, $25 million is tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable.

The Company had short-term letters of credit totaling $1.3 million outstanding at December 31, 2002 due to the factoring of receivables by a supplier.

At December 31, 2002, the Company had unused borrowing capacity of approximately $24.5 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $650,000 until the first mandatory bond redemption period in 2005. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund and interest subsequently earned. Financial covenants related to the industrial development bonds require the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

Annual maturities of debt obligations are as follows (in thousands):

2003	$ 1,779
2004	47,529
2005	1,508
2006	1,439
2007	1,459
Later years	4,200
	$57,914

Interest paid on total debt obligations was $4.0 million, $4.5 million and $4.5 million in 2002, 2001 and 2000, respectively.

Note 8 – Accrued Liabilities

Accrued liabilities were comprised of the following (in thousands):

December 31,	**2002**	2001
Accrued salaries and wages	**$ 3,844**	$ 4,571
Dealer recourse deposits	**2,796**	2,873
Accrued warranty costs	**4,437**	4,296
Accrued product liability costs	**3,723**	3,543
Restructuring reserve	**765**	2,546
Other	**4,750**	7,832
	$20,315	$25,661

In general, the Company provides warranty coverage on equipment for a period of up to twelve months or for a specified period of use after sale or rental by a dealer. The Company's reserve for warranty claims is established based on the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

The changes in the carrying amount of the Company's total product warranty liability for the year ended December 31, 2002 were as follows (in thousands):

Balance as of December 31, 2001	$ 4,296
Accruals for warranties issued during the period	4,010
Accruals related to pre-existing warranties (including changes in estimates)	(4)
Settlements made (in cash or in kind) during the period	(3,865)
Balance as of December 31, 2002	**$4,437**

Note 9 – Restructuring Charge

On September 26, 2001, the Company adopted several major plant rationalization initiatives to improve the Company's profitability by consolidating certain operations. Under these initiatives, the Company announced it would close its manufacturing facility in Lebanon, Pennsylvania and transfer production to other locations. The Company also indicated it would transfer the manufacturing of its Mustang line of skid steer loaders from its facility in Owatonna, Minnesota to its skid steer facility in Madison, South Dakota. In implementing these actions, the Company expected that it would ultimately incur total restructuring and other non-recurring charges of approximately $5.5 to $6.5 million; a $4.3 million charge related to the plant rationalization initiatives was recorded in the third quarter of 2001 in accordance with accounting principles generally accepted in the United States of America. Of the $4.3 million charge recorded in the third quarter of 2001, $1.5 million and $2.8 million related to the Agricultural and Construction equipment segments, respectively.

Details of the restructuring charge and related activity are as follows (in thousands):

	Employee severance and termination benefits	Write-down of long-lived and other assets	Other exit costs	Totals
Original Reserve	$ 1,635	$ 1,754	$911	$4,300
2001 Utilization	—	(1,754)	—	(1,754)
Balance at December 31, 2001	1,635	—	911	2,546
2002 Utilization	(1,351)	—	(430)	(1,781)
Balance at December 31, 2002	**$ 284**	**$ —**	**$481**	**$ 765**

As a result of the plant rationalizations, the Company expected to reduce its workforce by 249, consisting of hourly and salaried employees at the Lebanon and Owatonna locations. During the year ended December 31, 2002, workforce reductions of 235 employees occurred, which included 211 employees who were terminated with severance payments. Termination benefits commenced in April 2002 and will continue into the first quarter of 2003.

The manufacturing consolidations announced on September 26, 2001 have been completed. Production of Mustang skid loaders has been transferred to the Madison plant. The Lebanon plant was closed in the first quarter of 2002 and the production of certain products formerly manufactured at that facility has been outsourced. Both the Lebanon and Owatonna manufacturing facilities are expected to be sold and, accordingly, the tangible assets to be disposed of are recorded at their estimated fair value, less cost of disposal.

Other exit costs primarily consist of non-recurring charges that will not benefit activities that will be continued, will not be incurred to generate future revenue, and are incremental to other costs incurred by the Company prior to the adoption of the above initiatives.

During 2002, the Company expensed $1.0 million of other charges related to the plant rationalization initiatives. These charges were required to be expensed when incurred and were not included in the original reserve.

Note 10 – Income Taxes

The income tax provision recorded for the years ended December 31, 2002, 2001 and 2000 consisted of the following (in thousands):

Year Ended December 31,		Federal	State	Foreign	Total
2002	**Current**	**$(2,246)**	**$ 58**	**$ —**	**$(2,188)**
	Deferred	**2,509**	**76**	**165**	**2,750**
	Total	**$ 263**	**$134**	**$165**	**$ 562**
2001	Current	$ 2,513	$339	$ —	$ 2,852
	Deferred	(1,611)	—	—	(1,611)
	Total	$ 902	$339	$ —	$ 1,241
2000	Current	$ 4,577	$502	$ —	$ 5,079
	Deferred	121	—	—	121
	Total	$ 4,698	$502	$ —	$ 5,200

Consolidated domestic and foreign income before income taxes in 2002 was $1.2 million and $.4 million, respectively. There was no foreign income before income taxes in 2001 and 2000.

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):

	2002	2001	2000
Federal statutory rate	**34.0%**	34.0%	35.0%
State income taxes, net of Federal income tax effect	**7.1**	6.3	2.2
Goodwill	—	4.7	4.2
Foreign sales corporation and other tax credits	**(8.7)**	(6.3)	(2.2)
Other, net	**2.6**	(3.7)	(4.2)
	35.0%	35.0%	35.0%

The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

December 31,	2002	2001
Accrued expenses and reserves	**$ 6,379**	$ 8,237
Asset valuation reserves	**1,931**	2,433
Pension benefits	**3,101**	907
Operating loss carryforwards	**890**	301
Tax credit carryforwards	**389**	323
Installment sales	—	(472)
Property, plant and equipment	**(4,793)**	(3,285)
Other, net	**(78)**	(109)
Valuation allowance	**(994)**	(624)
Net deferred tax asset	**$ 6,825**	$7,711

Note 10 (continued)

The net deferred tax asset is included in the consolidated balance sheet in the following captions (in thousands):

December 31,	2002	2001
Deferred income tax assets	$ 8,469	$10,171
Deferred income tax liabilities	(1,644)	(2,460)
	$ 6,825	$ 7,711

At December 31, 2002, the Company had state net operating loss carryforwards of $12.7 million which will be available for the reduction of future income tax liabilities. A valuation allowance has been recorded against these carryforwards for which utilization is uncertain. The Company also has a foreign net operating loss carryforward of approximately $.5 million which does not have an expiration date.

Cash paid related to income taxes during 2002, 2001 and 2000 was $.1 million, $1.1 million and $6.6 million, respectively.

Note 11 – Employee Retirement Plans

The Company sponsors two qualified defined benefit pension plans for certain of its employees. The following schedules set forth a reconciliation of the changes in the plans' benefit obligation and fair value of plan assets and a statement of the funded status (in thousands):

December 31,	2002	2001
Reconciliation of benefit obligation:		
Obligation at beginning of year	$ 34,127	$31,294
Service cost	632	538
Interest cost	2,536	2,506
Plan amendments	—	909
Actuarial loss	4,118	1,035
Benefit payments	(2,400)	(2,155)
Obligation	$ 39,013	$34,127
Reconciliation of fair value of plan assets:		
Fair value of plan assets at beginning of year	$ 28,274	$33,336
Actual return on plan assets	(1,728)	(3,846)
Employer contributions	2,646	939
Benefit payments	(2,400)	(2,155)
Fair value of plan assets	$ 26,792	$28,274
Funded Status:		
Funded status at end of year	$(12,221)	$ (5,853)
Unrecognized prior service cost	1,409	1,633
Unrecognized loss	18,891	10,174
Net amount recognized at December 31	$ 8,079	$ 5,954

The following table provides the amounts recognized in the balance sheet (in thousands):

December 31,	2002	2001
Prepaid benefit cost	$ 8,079	$ 5,954
Intangible asset	1,409	1,633
Minimum pension liability	(18,339)	(10,452)
Accumulated other comprehensive loss	16,930	8,819
Net amount recognized at December 31	$ 8,079	$ 5,954

The prepaid benefit cost and the intangible asset amounts are included in non-current other assets. The minimum pension liability amount is included in other long-term liabilities.

The following table provides disclosure of the net periodic benefit cost (in thousands):

Year Ended December 31,	2002	2001	2000
Service cost	$ 632	$ 538	$ 573
Interest cost	2,536	2,506	2,430
Expected return on plan assets	(3,004)	(2,915)	(2,631)
Amortization of prior service cost	224	225	149
Amortization of net loss	133	—	—
Net periodic benefit cost	$ 521	$ 354	$ 521

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

	2002	2001
Weighted-average assumptions as of September 30:		
Discount rate	6.75%	7.50%
Expected return on plan assets	8.75%	9.00%
Rate of compensation increase	4.00%	4.00%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the plans having accumulated benefit obligations in excess of plan assets were $39.0 million, $37.1 million and $26.8 million and $34.1 million, $32.8 million and $28.3 million as of December 31, 2002 and 2001, respectively.

The measurement date used for each of the actuarial calculations was September 30. Plan assets consist principally of common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974.

In addition, the Company maintains a non-qualified supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $3.1 million and $2.7 million at December 31, 2002 and 2001, respectively, using a discount rate of 6.75% in 2002 and 7.25% in 2001. The Company maintains a Rabbi Trust containing $1.0 million of assets designated for the above plan. The net periodic benefit cost was $510,000, $431,000 and $593,000 in 2002, 2001 and 2000, respectively.

The Company maintains a savings and profit sharing plan. The Company matches 50% of non-bargaining unit employee contributions to the plan not to exceed 6% of an employee's annual compensation. Vesting of Company contributions occur at the rate of 20% per year. Contributions approximated $580,000, $606,000 and $639,000 in 2002, 2001 and 2000, respectively.

The Company maintains a defined contribution plan that covers certain employees not covered by a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined) and the plan does not allow employee contributions. The Company contributed approximately $347,000, $337,000 and $346,000 in connection with this plan in 2002, 2001 and 2000, respectively.

The Company provides postemployment benefits to certain retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postemployment benefit costs is approximately 255.

The following schedules set forth a reconciliation of the changes in the postemployment plan's benefit obligation and funded status (in thousands):

December 31,	**2002**	2001
Reconciliation of benefit obligation:		
Obligation at beginning of year	**$ 2,236**	$ 1,742
Service cost	**71**	83
Interest cost	**105**	145
Actuarial (gain) loss	**(465)**	329
Benefit payments	**(308)**	(63)
Obligation	**$ 1,639**	$ 2,236
Funded Status:		
Funded status at end of year	**$ (1,639)**	$(2,236)
Unrecognized transition obligation	**226**	248
Unrecognized loss	**608**	1,087
Net amount recognized	**$ (805)**	$ (901)

The following table provides disclosure of the net periodic benefit cost (in thousands):

Year Ended December 31,	**2002**	2001	2000
Service cost	**$ 71**	$ 83	$ 59
Interest cost	**105**	145	129
Amortization of transition obligation	**22**	23	23
Amortization of net loss	**14**	51	37
Net periodic benefit cost	**$ 212**	$302	$248

The assumed health care cost rate trend used in measuring the accumulated postemployment benefit obligation at December 31, 2002 was 7.5% decreasing to 5% over five years and at December 31, 2001 was 8% decreasing to 5% in subsequent years. The discount rate used in determining the accumulated postemployment obligation was 6.75% in 2002, 7.25% in 2001 and 7.75% in 2000.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postemployment health care benefit cost	$ 17	$ (15)
Effect on the health care component of the accumulated postemployment benefit obligation	$105	$ (92)

Note 12 – Shareholders' Equity

During April 2000, the 2000 Equity Incentive Plan was adopted, which authorizes the granting of awards for up to 600,000 shares of the Company's common stock. An award is defined within the 2000 Equity Incentive Plan as a stock option, stock appreciation right, restricted stock or performance share. In April 1996, the 1995 Stock Option Plan was adopted, which authorizes the granting of options for up to 600,000 shares of the Company's common stock. The Plans provide that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options generally vest ratably over a period not exceeding three years after the grant date. The option period shall not be more than ten years after the grant date.

Following is a summary of activity in the Plans for 2000, 2001 and 2002:

	Shares Subject to Option	Weighted Average Option Price
Outstanding, January 1, 2000	607,634	$12.69
Granted	268,500	12.60
Exercised	(76,222)	7.38
Cancelled	(18,835)	18.83
Outstanding, December 31, 2000	**781,077**	**$13.03**
Granted	215,250	14.90
Exercised	(41,533)	7.65
Cancelled	(24,102)	15.52
Outstanding, December 31, 2001	**930,692**	**$13.64**
Granted	155,000	10.53
Exercised	(85,570)	8.31
Cancelled	(22,185)	15.23
Outstanding, December 31, 2002	**977,937**	**$13.58**
Exercisable, December 31, 2002	598,167	$14.18

Note 12 (continued)

The exercise price for options outstanding at December 31, 2002 range from $7.31 to $22.50 per share. The weighted-average remaining contractual life of these options approximates seven years.

In September 2001, the Company's Board of Directors authorized a repurchase plan providing for the repurchase of up to 500,000 shares of the Company's outstanding common stock. The Company repurchased 63,200 and 15,000 shares in the open market under this authorization at a cost of $692,000 and $245,000 during 2002 and 2001, respectively. Under a similar authorized repurchase plan 392,300 shares of the Company's common stock were repurchased during 2000. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

On May 28, 1997, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a rights dividend of one preferred share purchase right ("Right") for each share of common stock outstanding on June 16, 1997, and provided that one Right would be issued with each share of common stock thereafter issued. The Shareholder Rights Plan provides that in the event a person or group acquires or seeks to acquire 15% or more of the outstanding common stock of the Company, the Rights, subject to certain limitations, will become exercisable. Each Right once exercisable initially entitles the holder thereof (other than the acquiring person whose rights are cancelled) to purchase from the Company one one-hundredth of a share of Series A preferred stock at an initial exercise price of $55 per one one-hundredth of a share (subject to adjustment), or, upon the occurrence of certain events, common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of common stock. The Rights have no voting power and expire on May 28, 2007.

Note 13 - Earnings Per Share

Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. A reconciliation of the shares used in the computation is as follows (in thousands):

Year Ended December 31,	**2002**	2001	2000
Basic shares	**5,390**	5,345	5,475
Effect of options	**76**	162	132
Diluted shares	**5,466**	5,507	5,607

Note 14 - Leases

The Company uses certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $1,285,000, $1,193,000 and $878,000 in 2002, 2001 and 2000, respectively.

The Company maintains non-cancelable operating leases for certain equipment. Future minimum lease payments under such leases at December 31, 2002 are as follows (in thousands):

2003	$ 821
2004	584
2005	366
2006	112
2007	4
Total	$ 1,887

Note 15 - Contingencies

The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes that final disposition of such litigation will not have a material impact on the Company's results of operations or financial position.

Note 16 - Segment Information

The Company has two segments, construction equipment and agriculture equipment, as the long-term financial performance of these segments is affected by separate economic conditions and cycles. Segment net sales and income from operations tend to be aligned with the distribution networks of the Company, and correlate with the manner in which the Company evaluates performance.

Construction equipment is manufactured and distributed for customers in the construction market. Products include a diversified offering of skid loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders, compact loaders and paving equipment. As of December 31, 2002, 51% of the Company's accounts receivable were from customers in the construction market.

Agriculture equipment is manufactured and distributed for customers in the dairy, livestock and poultry agricultural sectors. The products are comprised primarily of skid loaders and equipment for haymaking, forage harvesting, feed making and manure handling. As of December 31, 2002, 49% of the Company's accounts receivable were from customers in the agricultural sector.

Unallocated assets are cash, deferred income taxes and other assets not identified with the Company's segments.

Segments of business are presented below (in thousands):

Year Ended December 31,		**2002**	2001	2000
Net Sales	Construction	**$135,080**	$122,344	$148,611
	Agriculture	**97,485**	118,050	101,426
	Consolidated	**$232,565**	$240,394	$250,037
Income from Operations	Construction	**$ 4,306**	$ 2,270	$ 14,028
	Agriculture	**851**	6,673	7,957
	Consolidated	**$ 5,157**	$ 8,943	$ 21,985
Assets (year-end)	Construction	**$105,293**	$117,589	$119,822
	Agriculture	**95,615**	95,719	83,283
	Unallocated	**25,161**	24,101	19,613
	Consolidated	**$226,069**	$237,409	$222,718
Depreciation/ Amortization	Construction	**$ 2,451**	$ 2,931	$ 3,155
	Agriculture	**2,335**	2,458	2,552
	Unallocated	**27**	27	27
	Consolidated	**$ 4,813**	$ 5,416	$ 5,734
Capital Expenditures	Construction	**$ 3,984**	$ 2,444	$ 6,523
	Agriculture	**2,806**	1,691	6,054
	Consolidated	**$ 6,790**	$ 4,135	$ 12,577

Note 17 – Quarterly Financial Data (unaudited)

In Thousands, Except Per Share Data –	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2002					
Net sales	**$60,068**	**$66,689**	**$54,575**	**$51,233**	**$232,565**
Gross profit	**13,359**	**14,227**	**11,708**	**9,551**	**48,845**
Net income (loss)	**229**	**895**	**223**	**(304)**	**1,043**
Diluted net income (loss) per common share[1]	**.04**	**.16**	**.04**	**(.06)**	**.19**
Basic net income (loss) per common share	**.04**	**.17**	**.04**	**(.06)**	**.19**
2001					
Net sales	$61,239	$73,622	$58,161	$47,372	$240,394
Gross profit	13,750	15,943	13,780	9,852	53,325
Net income (loss)	1,025	3,190	(1,480)	(430)	2,305
Diluted net income (loss) per common share[1]	.19	.58	(.28)	(.08)	.42
Basic net income (loss) per common share	.19	.60	(.28)	(.08)	.43

[1]Due to the use of the weighted-average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.

Five Year Financial Summary

Summary of Operations

Dollars in Thousands, Except Per Share Data	**2002**	2001	2000	1999	1998
Net sales	**$232,565**	$240,394	$250,037	$284,838	$258,948
Gross profit	**48,845**	53,325	59,944	73,987	62,688
Strategic review process costs	—	513	—	—	—
Restructuring and other charges	**955**	4,300	—	—	—
Income from operations	**5,157**	8,943	21,985	35,057	27,278
Interest expense	**4,052**	4,299	4,741	3,083	4,026
Income before income taxes	**1,605**	3,546	14,856	31,294	23,672
Net income	**1,043**	2,305	9,656	20,185	15,268
Financial Position at December 31					
Current assets	**$153,014**	$163,924	$142,997	$ 125,783	$ 121,894
Current liabilities	**49,634**	56,466	50,027	56,299	52,152
Working capital	**103,380**	107,458	92,970	69,484	69,742
Accounts receivable – net	**97,627**	90,714	69,546	68,551	70,806
Finance contracts receivable – net	**7,035**	12,658	26,516	19,385	15,590
Inventories	**36,771**	52,161	45,598	35,206	32,093
Property, plant and equipment – net	**46,697**	43,431	46,172	37,028	34,142
Total assets	**226,069**	237,409	222,718	194,160	184,547
Long-term debt	**56,135**	64,237	60,885	31,097	28,947
Total debt	**57,914**	64,398	61,072	31,616	29,544
Shareholders' equity	**96,138**	100,021	103,018	97,424	94,105
Common Share Summary					
Diluted net income per share	**$ .19**	$ .42	$ 1.72	$ 3.17	$ 2.29
Basic net income per share	**.19**	.43	1.76	3.29	2.39
Dividends per share	—	—	—	—	—
Book value per share	**17.89**	18.66	19.33	17.26	14.61
Shares outstanding at year-end	**5,373,650**	5,359,721	5,330,500	5,645,620	6,438,945
Other Financial Statistics					
Capital expenditures	**$ 6,790**	$ 4,135	$ 12,577	$ 7,281	$ 3,051
Depreciation	**4,630**	4,687	4,885	4,329	3,941
Current ratio	**3.1 to 1**	2.9 to 1	2.9 to 1	2.2 to 1	2.3 to 1
Percent total debt to total capitalization	**37.6%**	39.2%	37.2%	24.5%	23.9%
Net income as a percent of net sales	**.4%**	1.0%	3.9%	7.1%	5.9%
After-tax return on average shareholders' equity	**1.1%**	2.3%	9.6%	21.1%	17.8%
Employees at year-end	**716**	987	976	1,118	1,127
Common stock price range	**8.21 – 16.45**	10.010 – 18.810	8.875 – 20.0	14.0 – 23.5	11.0 – 22.5

Investor Information

Stock Prices and Dividends

	Price Range		Dividends	
	2002	2001	2002	2001
First Quarter	**$14.46 – 16.45**	$12.500 – 16.625	$ –	$ –
Second Quarter	**13.64 – 15.50**	13.625 – 18.810	–	–
Third Quarter	**9.50 – 14.77**	10.010 – 18.350	–	–
Fourth Quarter	**8.21 – 10.38**	11.590 – 17.050	–	–
Year	**$ 8.21 – 16.45**	$10.010 – 18.810	$ –	$ –

Directors and Officers

Board of Directors

William D. Gehl
Chairman of the Board of Directors, President and Chief Executive Officer

Nicholas C. Babson
President, Babson Holdings, Inc.

Thomas J. Boldt
President, The Boldt Group, Inc.

John T. Byrnes
Executive Managing Director, Mason Wells, Inc.

Richard J. Fotsch
President, Engine Group of Navistar International Corporation

Kurt Helletzgruber
Executive Vice President, Neuson AG

John W. Splude
Chairman, President and Chief Executive Officer, HK Systems, Inc.

Dr. Hermann Viets
President and Chief Executive Officer, Milwaukee School of Engineering

Executive Officers

William D. Gehl
Chairman of the Board of Directors, President and Chief Executive Officer

Kenneth P. Feucht
Vice President of Human Resources

Kenneth P. Hahn
Vice President of Finance and Chief Financial Officer

Daniel M. Keyes
Vice President Sales and Marketing

Malcolm F. Moore
Executive Vice President and Chief Operating Officer

Michael J. Mulcahy
Vice President, Secretary and General Counsel

Information of Interest

Investor Information

Gehl Company provides quarterly financial information to Shareholders through a Home Page on the Internet, located at http://www.gehl.com.

Additionally, copies of Gehl Company's Annual Report on Form 10-K for 2002, as well as other financial information about the Company, are available from:

Michael J. Mulcahy
Corporate Secretary
Phone: 262-334-9461
Gehl Company
143 Water Street
West Bend, Wisconsin 53095

Securities analysts and representatives of financial institutions requesting information about Gehl Company should contact:

Kenneth P. Hahn
Vice President of Finance and Chief Financial Officer
Phone: 262-334-9461

Stock Market Information

Gehl Company common stock is traded on The Nasdaq Stock Market under the symbol GEHL. As of February 1, 2003, shareholders of record numbered 544. This number does not include shareholders who hold Gehl Company stock in street name.


GEHL
NASDAQ
LISTED

Gehl Company on the Internet

Gehl maintains a Home Page on the Internet, located at http://www.gehl.com, providing financial, product and historical information about the Company.

Our Mustang Manufacturing Company, Inc. subsidiary also has a Home Page on the Internet, accessible at http://www.mustangmfg.com.

Our Compact Equipment Attachments, Inc. subsidiary, a distributor of attachments for compact equipment, also has a Home Page on the Internet accessible at http://www.ceattach.com.

Our Gehl GmbH subsidiary, doing business as Gehl Europe, also has a Home Page on the Internet, accessible http://www.gehl.de.

Independent Accountants

PricewaterhouseCoopers LLP, Milwaukee, Wisconsin

Transfer Agent

Shareholders with a change of address or related needs should contact:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449

The following are trademarks of Gehl Company:
Agri-Loader™; AVANTAGE™; Crop Processor™; Dynalift®; EDGE™; Gehl®; Gehl Finance®; Gehl Mix-All®; Hydraloc™; Mustang®; PowerBox®; PowerView®; Scavenger® and Select-A-Boom™.

GEHL®

Mission Statement:

To grow by manufacturing
and distributing high quality
equipment to select
segments of the
light construction and
agricultural markets and
to deliver increased value
to our shareholders.

Gehl Company

143 Water Street
West Bend, WI 53095-0179

Phone: 262-334-9461
www.gehl.com